Mail Stop 4720

August 20, 2009

By U.S. Mail and facsimile (706) 745-8960

Jimmy C. Tallent
President and Chief Executive Officer
United Community Banks, Inc.
63 Highway 515
Blairsville, Georgia 30512

> **Re:** **United Community Banks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 7, 2009**
> **File Number 0-21656**

Dear Mr. Tallent:

We have reviewed your response letter dated July 14, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 26, 2009.

Form 10-Q Filed for the Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements

General

1.   Please revise your future filings to provide the disclosures required by paragraph 20 and 20 A of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

Note 2 – Federally Assisted Acquisition of Southern Community Bank, page 6

2.   We note your disclosure regarding your acquisition of substantially all the assets and assumption of substantially all the liabilities of Southern Community Bank ("SCB"). Please address the following:

- Tell us and revise your future filings to clarify how the fair value of the "estimated loss reimbursement from the FDIC" amount was determined and cite the authoritative literature you used to support your accounting treatment.
- Discuss the assumptions considered in arriving at the originally recorded amount as well as your subsequent accounting to be followed.
- Identify the assets acquired and liabilities assumed that are subject to the terms of the loss sharing agreement (a tabular presentation with corresponding loss sharing limits may be useful here). In this regard, your presentation should be at a level of granularity consistent throughout your annual and interim filings (e.g. by loan type, such as those discussed on page 30 of your Form 10-Q.

Note 8 – Assets and Liabilities at Fair Value, page 12

3.   Please revise your future filings to provide the required disclosures of SFAS 107 (see paragraphs 10-15). In this regard, ensure to disclose the methods and significant assumptions used to estimate fair value for *each class* of financial instrument (paragraph 10; also refer to the example set forth in paragraph 31 of Appendix B

Note 13 - Goodwill, page 17

4.   We read your response to prior comments 2 and 3 and your disclosure in the last sentence on page 17; however it's not quite clear to us how you reached your conclusion that additional testing for impairment of goodwill was not necessary during the second quarter of 2009. Considering the continued deterioration in the loan portfolio which has negatively impact net interest income, resulting in significant increases in both the loan loss provision and in loan charge-offs, higher operating expenses associated with OREO properties and in net losses, it would appear, consistent with paragraph 28 of SFAS 142, that additional testing was warranted. Please address the following:

- Compare and contrast your actual operating results through June 30, 2009 to your projected/forecasted operating results used in your impairment testing performed in the first quarter 2009.
- Considering the fair value of your loans (as disclosed on page 13 (Note 8 - Assets and Liabilities at Fair Value) exceeded the carrying value at June 30, 2009, justify how the assumptions and discounts used in the impairment testing during the first quarter 2009 (i.e. discounts between 25%-45% on your non-performing loan portfolio) were reasonable. In this regard, explain the events that occurred during the second quarter and the assumptions used in determining the fair value amount of the loans at June 30, 2009 and how they differed from the assumptions used in your impairment analysis in the first quarter.

- Tell us if you have performed additional impairment testing subsequent to June 30, 2009 and discuss the positive and negative the factors (or triggers) you considered in your determination whether additional testing was required.

5.   Please revise your future filings to specifically discuss (and quantify amounts as necessary) the critical assumptions used in your goodwill impairment testing. In addition, provide a sensitivity discussion around those assumptions and explain how the sensitivity would have impacted the results of your testing.

* * * * *

  Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

  Please direct any questions on accounting matters to Marc Thomas at 202-551-3452, or to Hugh West at 202-551-3872.

                                        Sincerely,

                                        Eric Envall